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                                                                       Exhibit 1

GiftCertificates.com(TM) Adds AirIncentives as Travel Redemption Option


TORONTO, February 16, 2006 - Points International Ltd. (TSX: PTS; OTCBB: PTSEF) is pleased to announce that GiftCertificates.com(TM)is adding
AirIncentives(TM)as a redemption option within the GiftCertificates.com Travel category.

"We are pleased that GiftCertificates.com is using AirIncentives as part of their redemption mix," said Peter Lockhard, Vice President of Points.com Business Solutions. "GiftCertificates.com is well-recognized as a leading provider of consumer gifts and incentive rewards, and this agreement presents an exciting opportunity to demonstrate the appeal of frequent-flyer miles to consumers and businesses."

"The addition of AirIncentives as a redemption option will truly enhance and strengthen our Travel category and provide more choices for our customers," said Nat Salvione, Director of Merchant Partnerships at GiftCertificates.com. "AirIncentives is an excellent program, with great airline brands and tremendous reach and value."

AirIncentives will appear as a redemption option on GiftCertificates.com on February 17, 2006. From that date, customers will be able to redeem SuperCertificates(R) for miles in the award program of any of the five airlines that participate in the AirIncentives program. Customers will also be able to buy AirIncentives SuperCertificates directly through GiftCertificates.com.


About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world's leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage(R) program, Amazon.com, Starbucks, Aeroplan(R), AsiaMiles(TM), Cendant TripRewards(R), Delta SkyMiles(R), Gold Points Reward Network, InterContinental Hotels Group's Priority Club(R) Rewards, and S&H greenpoints.

AirIncentives is the world's first incentive program that allows marketers to use frequent-flyer miles from multiple airline award programs in a single campaign. The AirIncentives program allows a marketer to pre-purchase, in bulk, frequent-flyer miles to offer as incentives. The marketer decides how many miles to award, and activity that triggers the award. Customers can redeem AirIncentives miles on their choice of five North American airline award programs. Participating programs include: Alaska Airlines Mileage Plan, Delta SkyMiles(R), Midwest Airlines Midwest Miles, Northwest Airlines WorldPerks, and US Airways Dividend Miles.

Website: http://www.points.com

Website: http://www.airincentives.com


About GiftCertificates.com
GiftCertificates.com(TM) is the leading provider of results-based incentive solutions to a wide range of corporate customers. GiftCertificates.com also provides gift certificates and gifting advice to consumer audiences. Established in 1997, the Omaha-based company's corporate sales organization works with thousands of companies of various sizes and industries to design and deliver incentive programs that motivate, reward, and drive results to achieve their clients' business objectives. GiftCertificates.com currently provides ROI-based solutions for 77% of the Fortune 100. These programs include customer and employee acquisition, loyalty, reward and



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retention initiatives. The GiftCertificates.com consumer and small business Web site, GiftCertificates.com and Gifting Resource Center offer universally appealing gifts and rewards for all ages and interests. The company's best selling consumer gift and incentive reward, the SuperCertificate(R), can be redeemed at GiftCertificates.com for hundreds of original merchant certificates, including national and local retailers, travel services, popular restaurants, and many other choices within the apparel, sports, home, electronics and entertainment categories.

Website: http://www.giftcertificates.com

SuperCertificate(R) is a registered trademark of GiftCertificates.com Corporation. All other marks are properties of their respective owners.


For more information contact:

For AirIncentives:

Jerry Philip, VP Business Development, Points International Ltd., (416) 596-6380, jerry.philip@points.com

For investor relations:

Steve Yuzpe, CFO, Points International Ltd., (416) 596-6382, steve.yuzpe@points.com

For partnerships and other inquiries:

Christopher Barnard, President, Points International Ltd., (416) 596-6381, christopher.barnard@points.com

For GiftCertificates.com:

Steve Kam, Senior Manager, Communications, GiftCertificates.com, (206) 568-2565, skam@giftcertificates.com